JOHN K. BAKER
W. CHRISTOPHER BARRIER
SHERRY P. BARTLEY
STEVE BAUMAN
R. T. BEARD, III
C. DOUGLAS BUFORD, JR.
FREDERICK K. CAMPBELL[1]
MICHELLE H. CAULEY
CHARLES B. CLIETT, JR.[5]
KEN COOK
DOAK FOSTER[1]
BYRON FREELAND
ALLAN GATES[1]
KATHLYN GRAVES
JACK D. GRUNDFEST[2]
HAROLD W. HAMLIN
JEFFREY W. HATFIELD
L. KYLE HEFFLEY
DONALD H. HENRY
HERMANN IVESTER[3]
M. SAMUEL JONES III
JOHN ALAN LEWIS
WALTER E. MAY
LANCE R. MILLER
STUART P. MILLER
T. ARK MONROE, III[1]
ANNE S. PARKER
LYN P. PRUITT
CHRISTOPHER T. ROGERS
JOHN S. SELIG
LEIGH ANNE SHULTS
JEFFREY L. SINGLETON
DERRICK W. SMITH
STAN D. SMITH
MARCELLA J. TAYLOR
JEFFREY THOMAS[1]
NICHOLAS THOMPSON[1]
Law Offices

Mitchell, Williams,
Selig, Gates & Woodyard, p.l.l.c.

425 West Capitol Avenue, Suite 1800
Little Rock, Arkansas 72201-3525
Telephone 501-688-8800
Fax 501-688-8807
—
5414 Pinnacle Point Drive, Suite 500
Rogers, Arkansas 72758-8131
Telephone 479-464-5650
Fax 479-464-5680

WRITER’S DIRECT DIAL
501-688-8804

April 25, 2006	WILLIAM H.L. WOODYARD, III, P.A.
WALTER G. WRIGHT, JR.
6KYNDA ALMEFTY-HERNANDEZ
LINDSEY K. BELL
P. BENJAMIN COX
COURTNEY C. CROUCH, III
DAVID P. GLOVER
BRIAN HYNEMAN
SHAWN J. JOHNSON
MARGARET A. JOHNSTON
DAVID L. JONES
TONY JUNEAU
TAMLA J. LEWIS
4MARY MICHELLE MAHONY
LANEY GOSSETT MCCONNELL
P. DELANNA PADILLA
JENNIFER E. PELPHREY
JENNIFER R. PIERCE
SHANNON SHORT SMITH
JEFFREY L. SPILLYARDS
7J. RYAN TREDWAY

COUNSEL
1DAVID BOLING
JEFFREY H. DIXON
JOSEPH W. GELZINE
1H. MAURICE MITCHELL
MARSHALL S. NEY
JEAN D. STOCKBURGER
RICHARD A. WILLIAMS, P.A.

1ALSO ADMITTED IN DISTRICT OF COLUMBIA
2ALSO ADMITTED IN COLORADO
3ALSO ADMITTED IN THE U.S. PATENT AND TRADEMARK OFFICE
4ALSO ADMITTED IN TEXAS
5ALSO ADMITTED IN ARIZONA AND TEXAS
6ALSO ADMITTED IN NEW YORK
7ADMITTED IN TEXAS ONLY
ALL OTHERS ADMITTED IN ARKANSAS

Mr. Mark Webb	VIA OVERNIGHT COURIER
Legal Branch Chief
Division of Corporation Finance
Mail Stop 0408
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Home Bancshares, Inc.
Registration Statement on Form S-1
File No. 333-132427
Filed March 14, 2006
Registration Statement on Form 10
File No. 000-51904
Filed April 7, 2006
Dear Mr. Webb:
     Following are responses of Home BancShares, Inc. to the comments contained in the staff’s letter to Mr. John W. Allison, dated April 13, 2006. For convenient reference, this response letter duplicates the text of each numbered comment, as well as the headings contained in the staff’s comment letter.
     Amendment No. 1 to the referenced S-1 Registration Statement has been transmitted via EDGAR on the date of this response letter. We have included with this letter two copies of

Mitchell, Williams,
Selig, Gates & Woodyard, p.l.l.c.
Mr. Mark Webb
April 25, 2006

Amendment No. 1, of which one copy is marked to show changes from the S-1 Registration Statement as originally filed. Where appropriate, the responses below refer to specific pages or sections of Amendment No. 1.
Comments and Responses
Table of Contents
     1. Please delete the last sentence in the second paragraph. It is inapproprate to suggest that you are not responsible for the accuracy of the information in the prospectus.
     Response: The requested change has been made. See the Table of Contents page in Amendment No. 1.
Summary, page 1
     2. Please revise your discussion of “de novo banks,” on page 1, to explain the term.
     Response: We have clarified the discussion at various places in the prospectus as an aid to reader understanding of our use of the term “de novo.” See, e.g., pages 1 and 57 of Amendment No. 1.
     3. Please revise the section entitled “Our Market Areas,” on page 4, to update the data from June 30, 2005 to a more recent date, if possible.
     Response: Our market share data on page 4 are computed based on the “Summary of Deposit” information compiled by the FDIC and published on its website. See http://www2.fdic.gov/sod/index.asp. The June 30, 2005, summary data are the most recent available from the FDIC.
     4. Please revise the section entitled, “The Offering,” on page 6, as follows:
     • Disclose how many of the over 1 million stock options are exercisable; and
     • Disclose that as soon as practicable after the offering is completed, you intend to convert the preferred stock into over 2 million shares.
     Response: The requested changes have been made. See page 6 of Amendment No. 1.

Mitchell, Williams,
Selig, Gates & Woodyard, p.l.l.c.
Mr. Mark Webb
April 25, 2006

Summary Consolidated Financial Data, page 7
     5. We note that you have presented various non-GAAP measures throughout your filing. In all places within your document where you have included a non-GAAP measure, please include the cross reference page number to the non-GAAP tabular reconciliation.
     Response: The requested changes have been made throughout Amendment No. 1. See, e.g., the footnotes added to “Summary Consolidated Financial Data” (page 8) and Tables 20, 21, 22, and 23 (pages 48-49).
Risk Factors, page 9
     6. Please revise the risk factor, on page 13, relating to interest rates as follows:
     • tailor the discussion to apply to your particular loan portfolio, for instance the extent to which you have long term and short term low interest loans and the extent to which your loans are fixed or floating rates; and
     • revise the discussion to discuss the recent trends in interest rates to your particular situation.
     Response: The requested changes have been made. See page 13 of Amendment No. 1.
     7. Please revise the risk factor, on page 14, relating to dilution as follows:
     • quantify the extent of dilution that will result immediately after the offering when you convert the preferred stock to common; and
     • quantify the extent of dilution that would result if all of the options that are exercisable after the offering are exercised.
     Response: The requested changes have been made. See page 14 of Amendment No. 1.
Results of Operations as of and for the Years Ended December 31, 2005, 2004, and 2003
Noninterest Income, page 30
     8. We note that in 2005 you recognized a gain of the sale of an equity investment and that this gain was deferred due to the financing of the purchase price. Please revise here and in your footnotes to the financial statements to discuss the nature of the transaction and how you determined the appropriateness of the accounting treatment.

Mitchell, Williams,
Selig, Gates & Woodyard, p.l.l.c.
Mr. Mark Webb
April 25, 2006

     Response: Supplementally, we would like to advise you of the circumstances that led to our accounting treatment of the transaction, before any revisions to the footnotes and financial statements are made.
     Prior to being acquired by Home BancShares, Community Financial Group had a minority interest in Capital Bancshares, Inc., a Little Rock based privately held bank holding company. In September 2003, Community Financial Group sold back to Capital Bancshares all its equity investment in Capital Bancshares, resulting in a gain on sale. Community Bank of Cabot, a wholly owned subsidiary of Community Financial Group, financed the purchase price for this transaction. SFAS 5 paragraph 17 prevents contingency gains from being recognized, because to do so might result in recognition of revenue prior to its realization. As a result, Community Financial Group in September 2003 properly deferred the gain.
     When Home BancShares acquired Community Financial Group in December 2003, it appears this deferred gain should not have been carried forward to Home BancShares. Because a legal obligation was not assumed by Home BancShares, EITF 01-03 issue 1 would have required that it be removed as a contingent gain, thus reducing goodwill in the purchase accounting adjustments. Unfortunately, the accounting treatment of EITF 01-03 was not realized until 2005 when Capital Bancshares paid off the loan at Community Bank of Cabot.
     Since the allocation period of one year for SFAS 141 purchase accounting adjustments had expired, Home BancShares determined that the $465,000 pre-tax gain (2.8% of income before taxes, and $0.02 per share or 2.4% of diluted earnings per share) was not material to the 2005 financial statements, and thus recognized it as current period income during 2005.
     Home BancShares used SAB99 for additional guidance in determining the materiality of the gain. While SAB99 does not provide quantitative thresholds as to materiality, it does give direction to materiality. It states materiality concerns the significance of an item to users of the financial statements. As a result, the gain was disclosed on the income statement as gain on equity investment. We believe that such a non-recurring gain would not be considered material by an investor.
     As a result, in light of all of the above relevant circumstances, Home BancShares believes the decision made in 2005 related to this gain was the best alternative for this situation.
Allowance for Loan Losses, page 38
     9. We note that the charge-offs increased by $1.5 million in 2004 compared to 2003, primarily related to a former loan officer’s portfolio. Please revise to discuss the nature of the charge-offs and the involvement of the former loan officer in the charged off loans.

Mitchell, Williams,
Selig, Gates & Woodyard, p.l.l.c.
Mr. Mark Webb
April 25, 2006

     Response: The requested change has been made. See page 38 of Amendment No. 1.
Executive Compensation and Other Benefits, page 72
     10. Please explain why in 2005 you did not pay any salary or bonus to your Chairman and Chief Executive Officer but did pay salary and bonuses to the Presidents of your subsidiaries. Please disclose whether there will be a material change in his compensation for 2006.
     Response: We have added to “Executive Compensation and Other Benefits” a paragraph explaining Mr. Allison’s position on the payment of salary and bonus, and have disclosed that he has declined payment of salary and bonus for 2006. See page 73 of Amendment No. 1.
Stock Options/SAR Grants and Aggregated Option/SAR Exercises, page 73
     11. Please disclose the basis for your determination that the “year end price” for your common stock was $12.67 per share given the fact that there is no public market for your common stock.
     Response: We have revised the prospectus to indicate that our estimate of the year-end value of a share of our common stock was based on the value imputed from the September 2005 acquisition of Mountain View Bancshares. See page 74 of Amendment No. 1. Supplementally, you are advised that the Mountain View Bancshares acquisition was the transaction occurring closest to December 31, 2005, and that the valuation of our common stock issued in that transaction ($12.67 per share on a split-adjusted basis) was the result of arms-length negotiations between sophisticated, unrelated parties. Please refer also to our discussion below of related issues in response to comment 25.
Certain Transactions and Business Relationships, page 77
     12. It appears that the acquisitions of Twin City and Marine Bank appear to be transactions requiring disclosure pursuant to Item 404 of Regulation S-K. Please advise or revise.
     Response: We have added tables to “Certain Transactions and Business Relationships” disclosing the cash and stock received by our directors and executive officers in connection with the acquisitions of TCBancorp and Marine Bancorp. See page 78 of Amendment No. 1.
     13. With regard to real estate transactions, the disclosure threshold is the amount of the transaction ($60,000), not whether an individual affiliate received that much from it. Please revise.

Mitchell, Williams,
Selig, Gates & Woodyard, p.l.l.c.
Mr. Mark Webb
April 25, 2006

     Response: We have made clarifying changes to the disclosure regarding real estate transactions. See page 78 of Amendment No. 1.
Principal Shareholders, page 78
     14. Please revise the footnote regarding the over seven percent of the shares held in a blind trust for your former Vice Chairman, Mr. Adcock, to disclose the name of the trustee.
     Response: The requested change has been made. See page 81 of Amendment No. 1.
Lock-Up Agreements, page 96
     15. Please disclose whether the over seven percent of the shares held in a blind trust for your former Vice Chairman, Mr. Adcock, are subject to the lock-up agreements.
     Response: We have revised “Lock-Up Agreements” to disclose that the shares held in blind trust for Mr. Adcock are subject to the lock-up agreements. See page 98 of Amendment No. 1.
Home BancShares, Inc. Audited Financial Statements
Report of Independent Registered Public Accounting Firm, page F-3
     16. Please revise your audit opinion to disclose the city and state where the opinion was issued.
     Response: The requested change has been made. See page F-3 of Amendment No. 1.
Consolidated Statements of Income, page F-5
     17. Please revise your presentation to disclose net income available to common shareholders.
     Response: The requested change has been made. See page F-5 of Amendment No. 1.
Consolidated Statements to Stockholders’ Equity, page F-6
     18. We note that you have a line item in your Accumulated Other Comprehensive Income which is the “Net change in equity in unconsolidated affiliates accumulated other comprehensive income.” Please revise to disclose the nature of this line item and the authoritative basis for your accounting treatment.

Mitchell, Williams,
Selig, Gates & Woodyard, p.l.l.c.
Mr. Mark Webb
April 25, 2006

     Response: We have made the requested changes on pages F-6 and F-7, and conforming changes in the discussion under the caption “Investments in Unconsolidated Affiliates” on F-13. As the basis for our accounting treatment, we refer to SFAS 115, paragraph 135, which states as follows:
If a subsidiary or other investee that is accounted for by the equity method is required to include unrealized holding gains and losses on investments in debt and equity securities in the stockholders’ equity section of the balance sheet pursuant to the provisions of Statement 115, the parent or investor shall adjust its investment in that investee by its proportionate share of the unrealized gains and losses and a like amount shall be included in the stockholders’ equity section of its balance sheet.
Note 1: Summary of Significant Accounting Policies
Operating Segments, page F-11
     19. We note that your bank is organized on a subsidiary bank-by-bank basis upon which management makes decisions about resource allocation and to assess performance, which clearly meets the definition of a segment under paragraph 10 of SFAS 131. Please revise to provide the disclosures required by paragraph 25 of the standard. Similarly, revise MD&A to provide a discussion of your segment results.
     Response: We refer to SFAS 131, paragraph 17, which states as follows:
Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:
     a. The nature of the products and services
     b. The nature of the production processes
     c. The type or class of customer for their products and services
     d. The methods used to distribute their products or provide their services
     e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
     We believe community banking is our only operating segment. Although we operate five subsidiary banks, all of our subsidiary banks are governed by the same regulatory guidelines, are focused on the same types of customers, have similar operating characteristics, and provide

Mitchell, Williams,
Selig, Gates & Woodyard, p.l.l.c.
Mr. Mark Webb
April 25, 2006

similar community banking services, including products such as commercial, real estate, and consumer loans, time deposits, and checking and savings accounts. Furthermore, while each bank is somewhat autonomous in its ability to make localized decisions, each subsidiary bank operates within a community banking philosophy — and under operational procedures — determined at the holding company. We believe that segment reporting on a bank-by-bank basis is not necessary to an investor’s understanding of Home BancShares.
Foreclosed Assets Held for Sale, page F-13
     20. We note that properties acquired through or in lieu of foreclosure to be sold “are initially recorded at fair value at the date of foreclosure.” If true, please revise your disclosure to state that you are recording the foreclosed assets at a value which is the lower of cost or market.
     Response: The requested change has been made. See page F-13 of Amendment No. 1.
Derivative Financial Instruments, page F-14
     21. Please revise to describe the terms of the swap and the hedged item, and the specific methodology used to test hedge effectiveness of your SFAS 133 fair value hedge, as well as how often those tests are performed. If you have elected to use the shortcut method of assessing hedge effectiveness, please clarify how you have met the requirements of paragraph 68 of SFAS 133.
     Response: We have revised the discussion under the caption “Derivative Financial Instruments” in Footnote 1 to include the requested disclosures. See page F-14 of Amendment No. 1.
Stock Option Plan, F-16
     22. Please revise your presentation to present net income available to common shareholders for each period presented as the starting point for your basic pro forma earnings per share calculation.
     Response: The requested change has been made. See page F-16 of Amendment No. 1.
Note 2: Acquisitions, page F-17
     23. Please revise to present a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date as required by paragraph 51(e) of SFAS 141, and to include pro forma income statements required by paragraph 55 of SFAS 141.

Mitchell, Williams,
Selig, Gates & Woodyard, p.l.l.c.
Mr. Mark Webb
April 25, 2006

     Response: The requested change has been made. See pages F-17 and F-18 of Amendment No. 1.
     24. We note that you have provided stock as consideration in your acquisitions. In the absence an active market for your stock, please revise to disclose how you determined the value of the common stock and preferred stock consideration provided in each acquisition.
     Response: Please refer to our response to comment 25, below.
     25. Please tell us how the values assigned to the shares issued in your acquisitions relate to the estimated offering price of your common stock. In your analysis, please include the following:
     • discuss and quantify the impact on your fair value of any events that occurred between the dates the shares were issued and the date the registration statement was filed.
     • reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values asserted in your analysis.
     • describe significant intervening events within the company and the broader market that explain the changes in fair value of your common stock up to the filing of the registration statement.
     • highlight any transactions with unrelated parties believed to be objective evidence of fair value, including your issuances of convertible preferred shares.
     • tell us the date you initiated discussions with the underwriters.
     We will defer review of this information until the pricing information is completed in your document.
     Response: In connection with determining at each relevant date the values assigned to the Company’s stock in its recent acquisitions, the Company’s management reviewed and analyzed a number of factors as it deemed appropriate under the circumstances, including, among others:
     • the Company’s historical and current financial position and results of operations, including information related to interest income, interest expense, net interest margin, provision for loan losses, non-interest income, non-interest expense, earnings, dividends, book value, intangible assets, return on assets, return on shareholders’ equity, capitalization, the amount and type of non-performing assets, loan losses and the reserve for loan losses;

Mitchell, Williams,
Selig, Gates & Woodyard, p.l.l.c.
Mr. Mark Webb
April 25, 2006

     • the Company’s assets and liabilities, on a consolidated basis, including the loan, investment and mortgage portfolios, deposits, other liabilities, historical and current liability sources, costs and liquidity;
     • results of the Company’s recent regulatory examinations;
     • the Company’s future earnings and dividend paying capacity;
     • the general economic, market and financial conditions affecting the Company’s operations and business prospects;
     • the competitive and economic outlook for the Company’s trade area and the banking industry in general; and
     • publicly available information concerning certain other banks and bank holding companies, the trading markets and prevailing market prices for their securities, and the nature and terms of certain other transactions involving banks or bank holding companies.
     Additionally, the board of directors of the Company engaged third-party independent investment advisors to provide fairness opinions to its shareholders in connection with the issuance of shares of the Company’s stock in the TCBancorp and the Marine Bancorp acquisitions.
     The following table sets forth the imputed values of a share of our common stock, based on the consideration paid in the acquisitions we completed during 2005:

		Imputed Value of
Closing Date	Acquired Company	Common Share*	Notes
9/1/05	Mountain View Bancshares	$12.67	$44.1 million (90% cash, 10% common stock)
6/1/05	Marine Bancorp	$12.67	$15.6 million (60.5% cash, 39.5% Class B preferred stock)†
1/1/05	TCBancorp	$11.67	$43.9 million (common stock and a de minimis amount of cash)

*Share values have been adjusted for the three-for-one stock split effected on May 31, 2005.

Mitchell, Williams,
Selig, Gates & Woodyard, p.l.l.c.
Mr. Mark Webb
April 25, 2006

†The Class B preferred stock issued to the Marine Bancorp shareholders carried a value of $38 per share. Because Home BancShares retained the right to convert the Class B preferred stock at any time into shares of common stock (on a split-adjusted conversion ratio of three for one), we believe that the $12.67 split-adjusted value of a share of Class B preferred stock translates to an equal value for a share of common stock.
     The imputed share values were the result of transactions voluntarily undertaken by sophisticated parties, and we believe are the best evidence of the fair market value of shares of our common stock at the times the transactions were negotiated. The parties to the Mountain View Bancshares transaction were unrelated, and we believe that the stock price used in that acquisition meets the classic definition of fair market value. In the TCBancorp acquisition, the negotiations were conducted on the TCBancorp side by a committee consisting of persons who did not have interlocking ownership interests in the parties. In the Marine Bancorp acquisition, the negotiations were conducted on the Marine Bancorp side by their board of directors, without the participation of Mr. Allison or any other person who had an interlocking ownership interest in the parties. Additionally, in the TCBancorp and the Marine Bancorp transactions, independent third parties issued fairness opinions to the participants.
     The events leading directly to the filing of the S-1 registration statement trace back to mid-December 2005, even though various investment bankers had periodically contacted us to discuss the mechanics and other aspects of a public offering.
     On December 15, 2005, the senior management of Home BancShares met with representatives of Stephens Inc. in what, in retrospect, was the first in a series of meetings leading to the filing of the S-1 registration statement. The December 15 meeting was followed on December 19, 2005, by an “organizational meeting” with representatives of Stephens Inc. and Home BancShares’ accountants and attorneys. The timing of the December meetings was affected significantly by the fact that Home BancShares knew that, because of the TCBancorp acquisition, it would have more than 500 holders of its common stock at December 31, 2005, and thus would be required to register its common stock under Section 12(g) of the 1934 Act. At the December 19 meeting, the parties discussed the timetable and requirements of both a public offering and the filing of a Form 10 registration statement. There was no commitment to a public offering at that time, and no underwriters were selected. But because the preparation of the Form 10 and the S-1 required virtually identical disclosures, the management of Home BancShares decided to move forward with the S-1 and the Form 10 on parallel tracks. It was not until March 13, 2006, that the Home BancShares board formally endorsed the pursuit of an initial public offering.
     At the December 15, 2005 meeting, Stephens Inc. provided Home BancShares with illustrations that showed offering results in the range of $16 to $20 per share. Stephens Inc. advised management, however, that an offering price range of $16 to $18 per share was its best estimate at the time, based on its preliminary evaluation of then current market multiples of earnings for similar companies and on Home BancShares’ preliminary estimates of earnings per share for 2006.

Mitchell, Williams,
Selig, Gates & Woodyard, p.l.l.c.
Mr. Mark Webb
April 25, 2006

     While we have not yet determined a final range for the estimated offering price in this offering, the Company believes the imputed values assigned to the common stock represented the fair market value of the Company stock on the dates determined by the board of directors in consideration of the above listed factors. The appropriateness of the imputed per share value is further supported when comparing key valuation indicators commonly used in the banking industry to the relevant financial statistics of the Company. For example, the $11.67 imputed value equated to a multiple of 1.5 times the December 31, 2004 tangible book value per share of the Company. Likewise, the $11.67 imputed value equated to a multiple of 17.4 times the earnings per share of the Company for the year ended December 31, 2004, excluding the non-recurring gain on sale of the minority interest in Russellville Bancshares.
     As a result of the number of acquisitions completed in 2005, we believe that the consolidation of the acquired banks into a single business organization created additional shareholder value for several reasons. First, there are operational efficiencies or economies of scale created in a larger organization with centralized back office operations. Second, the expansion into new market areas in Arkansas and Florida also should enhance shareholder value through both increased market share in existing markets and the geographic diversity resulting from the Florida acquisition. Moreover, other factors, including an increased legal lending limit and the additional executive management talent that was acquired also are likely to increase the overall enterprise value of the Company both on a short term and long term basis.
     It is important to note that the fourth quarter of 2005 was the first full quarter that all of the acquisitions were reflected in the consolidated financial statements of the Company. Nonetheless, even at this stage as the Company is in the process of digesting these three acquisitions, the positive impact and accretive effect of these transactions are beginning to be reflected in the Company’s financial performance. For example, the Company’s quarterly diluted earnings per share increased during 2005 from $0.16 in the first quarter to $0.25 in the fourth quarter. As a result, the Company believes that these intervening events resulting from the culmination of the three acquisitions during 2005, coupled with the inherent liquidity premium associated with the issuance of publicly traded stock as compared to the restricted and privately held stock issued in the prior acquisitions, justify any disparity between the imputed share values on the other acquisitions and the initial public offering price in this offering.
     26. We note on page 12, that you are considered by the Federal Reserve to be “a source of financial strength for White River Bancshares, Inc.” and that you may be required to make additional contributions in order for White River to meet its capital requirements. Here and in your table of “Off-Balance Sheet Arrangements and Contractual Obligations table” please revise to quantify the legal obligations you have to support White River Bancshares.

Mitchell, Williams,
Selig, Gates & Woodyard, p.l.l.c.
Mr. Mark Webb
April 25, 2006

     Response: We have revised the “financial strength” risk factor by adding information on the adequacy of the capital ratios of White River Bancshares at December 31, 2005. We believe that this additional information puts into better perspective the current remoteness of the risk described. See page 12 of Amendment No. 1.
     Supplementally, our “source of financial strength” obligation for White River Bancshares, as well as for our own bank subsidiaries, is inherently non-quantifiable. We are required under Federal Reserve Bank regulations to restore the capital of any of those banks, should it drop below the levels mandated by the regulators. We have highlighted the obligation with respect to White River Bancshares only because, as a minority owner of White River Bancshares and with a single representative on its board, we are unable to control or significantly influence events that may lead to a capital call. We believe for that reason that the White River Bancshares obligation deserves to be discussed separately in the prospectus, as it is qualitatively different from the obligation we have to be a source of financial strength for banks that we directly control. Based on the year-end capital ratios of White River Bancshares, we believe that the risk of a capital call is remote. But we are in no position, as to this obligation or the obligations for the capital of our own bank subsidiaries, to foresee the amount of capital we might be required to contribute on the occurrence of future events.
     27. Either here or in MD&A, please revise to discuss the factors which lead to the net loss of your investment in White River Bancshares in 2005.
     Response: The requested change has been made. See page 31 of Amendment No. 1.
     28. We note that TCBancorp and Marine Bancorp had debt obligations which you assumed in the acquisitions. Please revise to disclose how you considered the existence of an intangible for the valuation of above or below market debt at the date of acquisition.
     Response: The requested change has been made. See pages 25 and F-17 of Amendment No. 1.
     29. We note that the descriptions of your directors and officers on page 68 indicate that some of these officers had ownership interests in TCBancorp and Marine Bancorp at the date you acquired these entities in 2005. Either here or in your related party footnote disclosure, please set forth the ownership percentages of your directors in all entities you acquired in 2005 as of the date of the acquisitions.
     Response: The requested change has been made. See page F-34 of Amendment No. 1.

Mitchell, Williams,
Selig, Gates & Woodyard, p.l.l.c.
Mr. Mark Webb
April 25, 2006

Note 3: Investment Securities, page F-18
     30. We note that you have significant investments in “U.S. Government Agencies.” Because debt securities issued by Government-Sponsored Enterprises (GSEs), such as Fannie Mae, Freddie Mac and the Federal Home Loan Banks, are not backed by the full faith and credit of the United States government, please revise to separately disclose these securities as investments in Government-Sponsored Entities.
     Response: The requested change has been made. See, e.g, page F-19 of Amendment No. 1.
     31. We note that you have investment in U.S. government Agencies which are in a significant loss position as of December 31, 2005. Please revise your footnote to disclose the nature of these investments and to discuss the specific nature of the loss and to clarify why it is not other than temporary.
     Response: The requested change has been made. See page F-20 of Amendment No. 1.
     32. We note in 2005 that you recognized $593,000 of losses on the sale of investment securities. Please revise your income statement to present your net loss on the sale of investment securities as a separate line item. Refer to Rule 9-04(13)(h) of Regulation S-X.
     Response: The requested change has been made. See page F-5 of Amendment No. 1.
Note 4: Loans Receivable and Allowance for Loan Losses
     33. We note from the disclosure on page 54 that during the acquisition of Mountain View Bancshares an impairment charge was recognized on the acquired loans, which reduced the “acquired allowance for loan and leases losses”, and we note that you have a line item in your roll-forward labeled the allowance for “acquired institutions.” The recognition of an acquired allowance does not appear to be consistent with the guidance of paragraph 4 of SOP 03-3. Please tell us how you determined the accounting treatment applied for your 2005 acquisitions is consistent with SOP 03-3.
     Response: Immediately prior to their acquisitions, TCBancorp, Marine Bancorp, and Mountain View Bancshares had allowance for loan losses on their books of $4.7 million, $2.4 million and $1.2 million, respectively, for a total of $8.3 million. The targets did not record additional allowance for loan losses in preparation for being acquired. Home BancShares did not recognize additional allowance for loan losses as part of purchase accounting.
     Part of Mountain View Bancshares’ original allowance for loan losses, $506,000, was reallocated upon purchase accounting as a reduction of the carrying amount of certain loans that

Mitchell, Williams,
Selig, Gates & Woodyard, p.l.l.c.
Mr. Mark Webb
April 25, 2006

fell within the scope of SOP 03-3 (i.e. impaired loans). Mountain View Bancshares’ remaining loan portfolio fell outside the scope of SOP 03-3. TCBBancorp and Marine Bancorp did not have any loans that fell within the scope of SOP 03-3.
     Paragraph 3 of SOP 03-3 states that the SOP applies to loans that have evidence of deterioration of credit quality since origination acquired by completion of a transfer for which it is probable, at acquisition, that an investor will be unable to collect all contractually required payments receivable. This definition is consistent with the definition of impaired loans under SFAS 114, which defines an impaired loan as a loan for which, based on current information and events, it is probable that the lender will be unable to collect all amounts due according to the contractual terms of the loan agreement.
     Also, SAB 61 states any needed changes in allowances for loan losses are ordinarily to be made through provisions for loan losses rather than through purchase accounting adjustments. As a result, the targets’ remaining allowance for loan losses of $7.8 million was carried over and reflected in Footnote 4 of the notes to the financial statements as “allowance for loan losses of acquired institutions.”
     34. We note that you have loans held for sale as of the end of the year and that you have historically engaged in sales of loans. Please revise your footnote to disclose your accounting treatment of loans held for sale and revise your balance sheet to present loans held for sale as a separate line item. Refer to paragraphs 28 and 29 of SFAS 65.
     Response: We have revised footnote 4 to disclose the nature of the loans held for sale. See page F-23 of Amendment No. 1. Supplementally, the loans held for sale are long-term, fixed rate loans that we have originated, and for which we have purchase commitments from an unrelated permanent mortgage lender. Our inventory of those loans at any particular time is simply a reflection of the brief period — usually a few days — between loan funding and our transfer of the loan to the permanent lender. Because the amount of loans held for sale is immaterial ($1.0 million and $3.0 million at December 31, 2004, and 2005, respectively) in relation to our total loan portfolio (0.19% and 0.25%, respectively), and because we bear no interest-rate risk on those loans, we believe that they are not significant enough to merit disclosure as a separate line item on our balance sheet.
     35. Please revise your income statement to present as a single line item the net gain or loss from the sale of loans.
     Response: The requested change has been made. See page F-5 of Amendment No. 1.

Mitchell, Williams,
Selig, Gates & Woodyard, p.l.l.c.
Mr. Mark Webb
April 25, 2006

Note 5: Goodwill and Core Deposit Intangibles, page F-22
     36. We note in 2004 you sold a branch to TCB which resulted in the recording of a $1.3 million reduction in goodwill and core deposit intangibles. Please revise to describe in more detail the nature of the transaction and the basis for accounting for the transaction as a reduction in goodwill and intangible assets “due to the sale being within one year of the acquisition date.” Include the accounting literature upon which you relied in your revisions.
     Response: The requested change has been made. See page F-24 of Amendment No. 1. We relied on the defined allocation period in SFAS 141 and EITF 87-11 Issue #5 for our accounting treatment of the transaction.
Note 15: Related Party Transactions, page F-33
     37. We note that at the date of the acquisition of Marine Bancorp, your Chairman and Chief Executive Officer owned 22% of Marine Bancorp’s outstanding shares. Please revise to quantify the dollar amount of consideration paid to your Chairman and Chief Executive Officer through the acquisition of Marine Bancorp.
     Response: The requested change has been made in the discussion under the caption “Related Party Transactions.” See page F-34 of Amendment No. 1.
Note 16: Leases, page F-33
     38. Please revise to disclose your accounting policy for operating lease expense. Refer to paragraph 15 of SFAS 13.
     Response: The requested change has been made in the discussion under the caption “Leases.” See page F-34 of Amendment No. 1.
Audited Financial Statements of TCBancorp, Inc.
Report of Independent Registered Public Accounting Firm, page F-44
     39. Please revise your audit opinion to disclose the city and state where the opinion was issued.
     Response: The requested change has been made. See page F-46 of Amendment No. 1.

Mitchell, Williams,
Selig, Gates & Woodyard, p.l.l.c.
Mr. Mark Webb
April 25, 2006

Audited Financial Statements of Marine Bancorp, Inc.
Note 1: Description of Business and Summary of Significant Accounting Policies Premises and Equipment, page F-74
     40. We note that your accounting policy for the leasehold improvements includes the amortization of the asset over the lease term, including renewal options. The inclusion of the renewal periods is not consistent with the definition of lease term as defined in paragraph 5(h) of SFAS 13. For all periods presented, please tell us the dollar amount of the impact of including these renewal periods in the amortization of leasehold improvements.
     Response: Marine Bank has three assets that are being depreciated on a seven-year schedule and two assets that are being depreciated on a ten-year schedule; each of those assets should instead be depreciated on a five-year schedule. The combined impact is that we are under-expensing a total of $132.88/month and have under-expensed a total of $6,633.37 over the depreciated life of the assets. As a result, we do not believe these discrepancies are material, and intend to correct the accounting prospectively. See the following table for additional information.

AS OF:	3/31/2006								CORR
			LIFE	CORR			CORR	ACCUM	ACCUM
ASSET ID	LOCATION	ACQUIRED DATE	(MONTHS)	LIFE (MOS)	COST	DEPR/MO	DEPR/MO	DEPR	DEPR	VAR
589	1003	6/4/2004	84	60	1,082.00	12.88	18.03	283.38	396.73	(113.35)

592	1003	6/1/2004	84	60	4,829.00	57.49	80.48	1,264.74	1,770.63	(505.90)

632	1003	10/20/2004	84	60	994.46	11.84	16.57	213.10	298.34	(85.24)

410	1006	2/1/2001	120	60	2,537.00	21.14	42.28	1,310.78	2,621.57	(1,310.78)

417	1006	6/1/2001	120	60	9,554.69	79.62	159.24	4,618.10	9,236.20	(4,618.10)
										TOTAL (6,633.37)

Mitchell, Williams,
Selig, Gates & Woodyard, p.l.l.c.
Mr. Mark Webb
April 25, 2006

Audited Financial Statements of Mountain View Bancshares, Inc.
Note 11: Disclosures about Fair Value of Financial Instruments
Cash and Cash Equivalents and Internet Receivable, page F-102
     41. Please revise to describe the nature of the internet receivable and disclose how it met the requirements of paragraph 8 of SFAS 95 to be classified as cash and cash equivalent.
     Response: We have corrected a typographical error (changing “internet” to “interest”). See page F-104 of Amendment No. 1.
General
     42. Please include an updated consent from your independent accountants in the pre-effective amendment.
     Response: Updated consents have been included in the exhibits to Amendment No. 1.
43. Please update the financial statements under Rule 3-12 of Regulation S-X, as applicable.
     Response: The financial statements will be updated as required by Rule 3-12. In this regard, we anticipate filing, on or before May 15, 2006, an amendment to the Registration Statement to include the required financial information and related disclosure for the quarter ended March 31, 2006.
Exhibits
44. Please file missing exhibits including the underwriting agreement and the legal opinion.
     Response: The required exhibits, to the extent not included in the original Registration Statement or Amendment No. 1, will be filed by means of subsequent amendment.
     45. The acquisition agreements in the last three years appear to be material agreements that should be filed. Please advise or revise.
     Response: The acquisition agreements were filed as Exhibits No. 2.1 (CB Bancorp), 2.2 (TCBancorp), 2.3 (Marine Bancorp), and 2.4 (Mountain View Bancshares) to the Registration Statement. We have revised the exhibit index by adding Exhibits No. 10.15, 10.16, 10.17, and 10.18, and have cross-referenced those new exhibits to Exhibits No. 2.1, 2.2, 2.3, and 2.4, respectively. See page II-4 of Amendment No. 1.

Mitchell, Williams,
Selig, Gates & Woodyard, p.l.l.c.
Mr. Mark Webb
April 25, 2006

Form 10
     46. We note that you have filed a Form 10 which incorporates all required information by reference to your registration statement. Please amend your Form 10 to reflect all comments issued regarding your registration statement.
     Response: We are preparing an amendment to the Form 10 Registration Statement that will incorporate by reference Amendment No. 1 to the S-1 Registration Statement. We will similarly incorporate by reference into the Form 10 Registration Statement subsequent amendments to the S-1 Registration Statement, or will otherwise amend the Form 10 Registration Statement as necessary prior to its effective date.
Acknowledgments
     On behalf of Home BancShares, Inc., we are authorized to acknowledge that:
•	Home BancShares, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Act of 1933 and the Securities Exchange Act of 1934;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	Home BancShares, Inc. may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely yours,

MITCHELL, WILLIAMS, SELIG,
GATES & WOODYARD, P.L.L.C.

/s/ John S. Selig
By
John S. Selig

JSS:rg
cc:	Jonathan E. Gottlieb (w/ enclosures)
Margaret E. Fitzgerald (w/ enclosures)
Kevin L. Vaughn (w/ enclosures)